NEWS RELEASE	ELD No. 13-13
TSX: ELD NYSE: EGO	October 30, 2013

Eldorado Gold Announces Friendly Transaction with Glory Resources Limited
Board Recommended Off-Market Takeover Bid of A$0.17 Cash Per Share

VANCOUVER, BC – Eldorado Gold Coöperatief UA (“Eldorado”), a wholly-owned subsidiary of Eldorado Gold Corporation (TSX: ELD. NYSE: EGO) today announces that Eldorado will acquire, through a friendly off-market cash takeover (the “Offer”), all of the outstanding shares of Glory Resources Limited (“Glory”) (ASX: GLY) not already owned or controlled by Eldorado for total consideration of approximately A$30.5 million. Eldorado currently owns 19.9% of the shares in Glory.

Under the Offer, each shareholder of Glory other than Eldorado will be entitled to receive A$0.17 cash per share (subject to the terms and conditions to the Offer), which represents a premium of approximately 42% over the closing price of Glory on October 30, 2013. Eldorado also proposes to acquire all the issued options of Glory for total consideration of approximately A$1.8 million. Additionally, in connection with the Offer, Eldorado proposes to settle Glory’s deferred obligations in the Sapes Gold Project (“Sapes”) to Cape Lambert Resources Limited for A$6.5 million.

Glory is focused on advancing the high grade Sapes project located approximately 15 km from our Perama Hill project in Thrace, Greece. Glory has reported the Sapes project has JORC compliant total proven and probable reserves of 637,000 ounces of gold at an average grade of 15.1 g/t.

“The acquisition of the Sapes project reaffirms our belief in the geologic potential of Thrace, which, when realized, will bring significant benefits to the region as these deposits are developed in a socially and environmentally responsible manner,” said Paul Wright, Chief Executive Officer of Eldorado Gold Corporation. “The Sapes project is a complementary asset to our existing portfolio and will benefit from synergies with Perama Hill and our other Greek assets.”

Bid Implementation Agreement

Glory has entered into a Bid Implementation Agreement (the “BIA”) with Eldorado. The BIA sets out the obligations of Glory and Eldorado in the implementation of the Offer. The BIA sets out various conditions to the Offer, which include applicable regulatory and government approvals and Eldorado acquiring at least 90% of the shares and options. The BIA contains certain customary exclusivity provisions typical for a transaction of this nature in favour of Eldorado, including no shop and no talk provisions, right to match superior proposals and a break fee. In addition, the BIA contains various other restrictions on the conduct of Glory’s business during the offer period. A copy of the BIA has been released on the ASX website (www.asx.com.au).

Glory’s Board of Directors, has unanimously recommended the Offer to Glory shareholders and all Glory directors intend to accept the Offer with respect to their own holdings, in each case in the absence of a superior proposal.

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Financial and Legal Advisors

Eldorado’s financial advisor is GMP Securities L.P. and its legal advisors are Herbert Smith Freehills in Australia and Fasken Martineau DuMoulin LLP in Canada.

Further Information

Glory shareholders and other interested parties are advised to read the material relating to the Offer that will be filed by Eldorado and Glory with the ASX and Australian Securities and Investments Commissions.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell any of the securities of Glory.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

About Eldorado Gold Corporation

Eldorado Gold Corporation is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the statements and information in respect of the Offer and the Sapes project, the intent of directors of Glory to vote in favour of the acquisition, the proposal to settle deferred obligations and the potential synergies with our other Greek assets.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though we believe that such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: ability to meet the conditions of the Offer, including obtaining applicable regulatory and governmental approvals, factors that would affect any potential synergies of the acquisition, tendering to the offer by a requisite plurality of the shareholders of Glory, a potential superior proposal, approval of the proposals by option holders, the timing and prospects for the implementation of the Offer, the ability to advance the Sapes Project, risks associated with acquisitions, including the integration of acquired business taking longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of the acquisition may be higher than anticipated, the impact of the expanded portfolio of projects on operations, capital requirements and the ability to complete acquisitions; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries, including controls, regulations and political or economic developments in the countries in which we currently or may in the future conduct businesses; community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations, currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

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There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Proven and Probable Reserves

Note to U.S. Investors. While the terms "proven and probable reserves", are defined in the 2004 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”), they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this press release concerning descriptions of proven and probable reserves using the JORC standards may not be comparable to similar information made public by U.S. companies in SEC filings.

According to Glory, the information on Glory reserves are based on the JORC Code. Estimates of proven and probable reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definitional Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council.

Cautionary Note Regarding Glory Information

Information on Glory was provided by Glory or derived from Glory’s public disclosure. Eldorado is not responsible for the information provided by or contained in Glory’s public disclosure.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

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